SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)1

                              U.S. Diagnostic Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    90328Q108
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 12, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90328Q108                      13D          Page 2 of 5 Pages
---------------------------------                  --------------------------==-


================================================================================

     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS*
                       WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
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     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
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 NUMBER OF     7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                      3,682,750
  OWNED BY   -------------------------------------------------------------------
    EACH       8         SHARED VOTING POWER
 REPORTING
PERSON WITH                       -0-
             -------------------------------------------------------------------
               9         SOLE DISPOSITIVE POWER

                                  3,682,750
             -------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       3,682,750
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                  -----------------------------
CUSIP No. 90328Q108                      13D          Page 3 of 5 Pages
---------------------------------                  -----------------------------


================================================================================

     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF     7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,682,750
  OWNED BY   -------------------------------------------------------------------
    EACH       8         SHARED VOTING POWER
 REPORTING
PERSON WITH                     - 0 -
             -------------------------------------------------------------------
               9         SOLE DISPOSITIVE POWER

                                   3,682,750
             -------------------------------------------------------------------
               10         SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       3,682,750
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 90328Q108                      13D          Page 4 of 5 Pages
---------------------------------                  -----------------------------


         The following  constitutes  Amendment No. 7 ("Amendment  No. 7") to the
Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth.

     Item 3 is hereby amended to add the following:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 3,682,750 Shares of Common Stock owned by Steel Partners II is $3,645,205. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

     Items 5(a) and (b) are hereby amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 22,658,033 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

         As of the close of business on April 14, 2000, Steel Partners II beneficially owns 3,682,750 Shares of Common Stock, constituting approximately 16.2% of the Shares outstanding. Mr. Lichtenstein beneficially owns 3,682,750 Shares, representing approximately 16.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 3,682,750 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

     Item 5(c) is hereby amended to read as follows:

         (c) Steel Partners II engaged in the following transactions in the last 60 days:


Shares of Common Stock         Price Per         Date of
      Purchased                  Share           Purchase
---------------------          ---------         --------
        2,000                    .89500           4/6/00
        10,200                   .89500           4/7/00
        41,800                   .89081          4/10/00
        35,000                   .87890          4/11/00
        20,200                   .89460          4/12/00
        27,000                   .86370          4/13/00
        28,000                   .79120          4/14/00

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CUSIP No. 90328Q108                      13D          Page 5 of 5 Pages
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                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    April 18, 2000                         STEEL PARTNERS II, L.P.

                                                 By:      Steel Partners, L.L.C.
                                                          General Partner

                                                 By:/s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                      Warren G. Lichtenstein
                                                      Chief Executive Officer


                                                 /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 WARREN G. LICHTENSTEIN